EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

July 28, 2025

Item 3	News Releases

News release dated July 17, 2025

Item 4	Summary of Material Change

Effective July 18, 2025, the expiry date of 2,950,000 outstanding share purchase warrants (“Warrants”) are extended to August 30, 2026. These Warrants, with an original exercise price of $0.10 and expiry date of August 30, 2025, were granted pursuant to an August 2023 non-brokered private placement pursuant to which the Company issued 2,950,000 units (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $295,000. The Company will not issue new warrant certificates in connection with the forementioned amendment. Previously issued warrant certificates remain valid and enforceable until the amended expiry date of August 30, 2026. Warrantholders may exercise their warrants by returning a completed subscription notice/form (included with the warrant certificate), the original warrant certificate and payment by bank draft (made payable to “BetterLife Pharma Inc.”) to the Company at: BetterLife Pharma Inc., 1275 West 6th Avenue, #300, Vancouver, BC, V6H 1A6 (Attention: Dr. Ahmad Doroudian). For warrant exercises that will be paid by wire transfer or any questions related to the warrants, please contact IR@BlifePharma.com.

The Company held its annual meeting of shareholders on July 23, 2025 (the “Meeting”). A total of 76,506,028 common shares, representing 50.39% of the Company’s outstanding common shares, were voted by proxy at the Meeting with results of voting as follows:

Number of Directors

The number of directors was set to five (5).

For	71,625,765
Against	4,880,263

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Election of Directors

The following nominees listed in the Management Information Circular, as filed on www.sedarplus.com on June 23, 2025, were elected as directors of the Company until the next annual meeting of shareholders or until their successors are elected or appointed.

Nominee	Votes For	Votes Withheld
Ahmad Doroudian	44,856,813	29,551,155
Robert Metcalfe	48,515,957	25,892,011
Ralph Anthony Pullen	21,332,829	53,075,139
Steven Sangha	55,327,576	19,080,392
André Beaudry	54,896,764	19,511,204

Appointment of Auditor

MNP LLP, Chartered Professional Accountants was appointed as auditor of the Company for the ensuing year and the Board of Directors is authorized to fix the remuneration.

For	76,475,559
Withheld	30,469

In July 2025, the Company granted 700,000 options to purchase common shares of the Company to a director. These options have an exercise price of $0.09 and expire on July 1, 2030.

Item 5	Full Description of Material Change

Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

July 28, 2025

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SCHEDULE “A”

BetterLife Announces Extension of Warrants

VANCOUVER, British Columbia, July 17, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, announces that, effective July 18, 2025, the expiry date of 2,950,000 outstanding share purchase warrants (“Warrants”) are extended to August 30, 2026.

These Warrants, with an original exercise price of $0.10 and expiry date of August 30, 2025, were granted pursuant to an August 2023 non-brokered private placement pursuant to which the Company issued 2,950,000 units (“Units”) at a price of $0.10 per Unit for aggregate gross proceeds of $295,000.

The Company will not issue new warrant certificates in connection with the forementioned amendment.  Previously issued warrant certificates remain valid and enforceable until the amended expiry date of August 30, 2026.  Warrantholders may exercise their warrants by returning a completed subscription notice/form (included with the warrant certificate), the original warrant certificate and payment by bank draft (made payable to “BetterLife Pharma Inc.”) to the Company at:  BetterLife Pharma Inc., 1275 West 6th Avenue, #300, Vancouver, BC, V6H 1A6 (Attention: Dr. Ahmad Doroudian).  For warrant exercises that will be paid by wire transfer or any questions related to the warrants, please contact IR@BlifePharma.com.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic neuroplastogen. BETR-001 is a non-controlled substance. BETR-001 will be developed for the treatment of various psychiatric and neurological disorders. BETR-001 pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety-related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

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For further information, please visit BetterLife Pharma.

BetterLife Pharma Inc. Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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